SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Bridger Aerospace Group Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

96812F102

(CUSIP Number)

Robert F. Savage, Jr.

c/o Bridger Aerospace Group Holdings, Inc.

90 Aviation Lane

Belgrade, MT 59714

(406) 813-0079

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 25, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96812F102	13D

1	NAMES OF REPORTING PERSONS Robert F. Savage, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 698,224(1)
	8	SHARED VOTING POWER 2,877,880(1)
	9	SOLE DISPOSITIVE POWER 698,224(1)
	10	SHARED DISPOSITIVE POWER 2,877,800(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,576,024
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

On January 25, 2024, JCIC Sponsor LLC (“Sponsor”) completed a distribution-in-kind (the “Distribution in Kind”) with respect to 11,928,189 shares of Common Stock to its members, pursuant to which Mr. Savage acquired (a) 228,224 shares of Common Stock and 470,000 shares of Common Stock underlying Warrants, held directly, and (b) 527,800 shares of Common Stock and 2,350,000 shares of Common Stock underlying Warrants, held through 656 Investors LLC (“656 Investors”), for which Mr. Savage has shared authority to direct the voting and disposition of the Common Stock.

(2)

Calculation of the percentage of Common Stock beneficially owned is based on 44,776,926 shares of Common Stock outstanding as of November 9, 2023, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed by the Issuer with the Securities and Exchange Commission on November 13, 2023.

CUSIP No. 96812F102	13D

1	NAMES OF REPORTING PERSONS 656 Investors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,887,800(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,887,800(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,877,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Pursuant to the Distribution in Kind effected by Sponsor, 656 Investors acquired 527,800 shares of Common Stock and 2,350,000 shares of Common Stock underlying Warrants. Mr. Savage has shared authority to direct the voting and disposition of Common Stock held by 656 Investors.

(2)

Calculation of the percentage of Common Stock beneficially owned is based on 44,776,926 shares of Common Stock outstanding as of November 9, 2023, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed by the Issuer with the Securities and Exchange Commission on November 13, 2023.

Explanatory Note

On February 23, 2023, Mr. Savage and the other Reporting Persons named therein filed a statement on Schedule 13D (the “Original Schedule 13D” and, as so amended, this “Schedule 13D”) relating to the shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Bridger Aerospace Group Holdings, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 1 (this “Amendment No. 1”) amends the Original 13D with respect to Mr. Savage and is the initial Schedule 13D filing for 656 Investors LLC (together with Mr. Savage, the “Reporting Persons”) with respect to the Common Stock. Unless otherwise indicated, all capitalized terms used herein shall have the meanings set forth in the Original Schedule 13D and, unless amended hereby, all information previously filed in the Original Schedule 13D remains in effect.

Item 1.	Security and Issuer.

This Schedule 13D relates to the Common Stock of the Issuer. The principal executive office of the Issuer is located at 90 Aviation Lane, Belgrade, MT 59714.

Item 2.	Identity and Background.

This Schedule 13D is being filed jointly by the following Reporting Persons:

1. Robert F. Savage, Jr., Chief Executive Officer and indirect co-controller of Sponsor, and a director of the Issuer, and

2. 656 Investors LLC (“656 Investors”), a Delaware limited liability company for which Mr. Savage holds shared authority to direct the voting and disposition of the Common Stock. Because of the relationship of Mr. Savage to 656 Investors, Mr. Savage may be deemed to beneficially own the shares of Common Stock held by 656 Investors.

The address of the principal business office of Mr. Savage is 386 Park Avenue South, FL 20, New York, NY 10016. The business address of 656 Investors is c/o KSH Capital LP, 386 Park Avenue South, FL 20, New York, NY 10016.

During the five years prior to the date of this Schedule 13D, neither of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Pursuant to Rule 13d-1(k)(1) under Exchange Act, a joint filing agreement among the Reporting Persons is attached as Exhibit 99.1 to this Schedule 13D and incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 and Item 6 is incorporated by reference into this Item 3.

Item 4.	Purpose of the Transaction.

On January 25, 2024, Sponsor commenced a distribution in kind (the “Distribution in Kind”) to its members, for no additional consideration from such members, with respect to the 2,528,189 shares of Common Stock (including Earnout Shares) and 9,400,000 Warrants. Pursuant to the Distribution in Kind, Mr. Savage acquired (1) 228,224 shares of Common Stock and 470,000 shares of Common Stock underlying Warrants, held directly and (2) beneficial ownership of 527,800 shares of Common Stock and 2,350,000 shares of Common Stock underlying Warrants, which are held directly by 656 Investors, of which Mr. Savage is a beneficial owner. 527,800 shares of Common Stock and 2,350,000 shares of Common Stock underlying Warrants were distributed to 656 Investors.

Item 5.	Interest in Securities of the Issuer.

Parts (a) through (e) of Item 5 of the Original Schedule 13D are hereby amended with respect to the Reporting Persons as follows:

“(a) and (b) The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

The calculation in this Schedule 13D of the percentage of Common Stock outstanding beneficially owned by a Reporting Person is based on (i) 44,776,926 shares of Common Stock outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed by the Issuer with the Securities and Exchange Commission on November 13, 2023.

As of January 25, 2024, after giving effect to the Distribution in Kind described in Item 4 of this Schedule 13D, 228,224 shares of Common Stock and 470,000 shares of Common Stock underlying Warrants are held by Mr. Savage, which represents 1.5% of the outstanding Common Stock. 527,800 shares of Common Stock and 2,350,000 shares of Common Stock underlying Warrants are held directly by 656 Investors, of which Mr. Savage is a beneficial owner, which represents approximately 6.1% of the outstanding Common Stock.”

(c) Other than as disclosed in this Schedule 13D, the Reporting Persons have not effected any transactions in the Common Stock during the 60 days prior to the date of Amendment No. 1 to this Schedule 13D.

(d) The responses of the Reporting Persons to Item 2 and Item 5(a) and (b) of this Schedule 13D are incorporated herein by reference. Under certain circumstances, members or partners of a Reporting Person, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock owned by such Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including, but not limited to, any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of January 26, 2024, by and among the Reporting Persons (filed herewith).

99.2	Agreement and Plan of Merger, dated August 3, 2022, by and among Jack Creek Investment Corp., Wildfire New PubCo, Inc., Wildfire Merger Sub 1, Inc., Wildfire Merger Sub II, Inc., Wildfire Merger Sub III, LLC, Wildfire GP Sub IV, LLC, BTOF (Grannus Feeder) - NQ L.P. and Legacy Bridger. (incorporated by reference to Exhibit 2.1 of Wildfire New PubCo, Inc.’s Registration Statement on Form S-4 (File No. 333-266840), filed with the SEC on August 12, 2022).

99.3	Warrant Agreement, dated January 26, 2021, between Jack Creek Investment Corp. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to Jack Creek Investment Corp.’s Current Report on Form 8-K (File No. 001-39602) filed with the SEC on January 26, 2021).

99.4	Warrant Assumption Agreement, dated as of January 24, 2023, among Jack Creek Investment Corp., Bridger Aerospace Group Holdings, Inc. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on January 27, 2023).

99.5	Sponsor Agreement, dated as of August 3, 2022, by and among Jack Creek Investment Corp., Wildfire New PubCo Inc, JCIC Sponsor LLC and the other parties signatory thereto (incorporated by reference to Exhibit 10.5 of Wildfire New PubCo, Inc.’s Registration Statement on Form S-4 (File No. 333-266840) filed with the SEC on August 12, 2022).

99.6	Stockholders Agreement, dated January 24, 2023, by and among Bridger Aerospace Group Holdings, Inc. and the stockholders defined therein (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 27, 2023).

99.7	Amended and Restated Registration Rights Agreement, dated January 24, 2023, by and among Bridger Aerospace Group Holdings, Inc., Jack Creek Investment Corp. and certain other security holders named therein (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on January 27, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2024

/s/ Robert F. Savage
Robert F. Savage

656 Investors LLC
Acting by its Manager
Robert F. Savage

	By:	/s/ Robert F. Savage
	Name:	Robert F. Savage
	Title:	Manager